YELLOW7
104 Hardwicke Lane
Little Elm, Texas 75068

February 9, 2011

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Yellow7, Inc. (the “Company”)
Amendment No. 4 Registration Statement on Form S-1
Filed: February 3, 2011
File No.: 333-170578

Dear Mr. Spirgel:

We are in receipt of one final oral comment with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement on Form S-1

Management’s Discussion Analysis or Plan of Operation

1.
This section has been revised to provide more detail as to the approximate percentages of revenue derived from each specific service provider by the Company.  In addition in our Results of Operations, we set forth the facts surrounding the decrease in net revenues for the periods ended September 30, 2010, as well as the comparative periods ended December 31, 2008 and 2009, respectively.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/Jason Burgess___________________
Jason Burgess
President